Filed pursuant to General Instruction II.L of Form F-10 File No. 333-278139

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated September 17, 2024 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus for purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated September 17, 2024 to which it relates, from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Electrovaya Inc. at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627 and are also available electronically under the company’s respective profiles on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (EDGAR) at www.sec.gov.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 17, 2024

NEW ISSUE	November 5, 2025

ELECTROVAYA INC.

4,700,000 Common

Shares

USD $5.20

This prospectus supplement (this “Prospectus Supplement”) of Electrovaya Inc. (the “Company”) together with the accompanying short form base shelf prospectus dated September 17, 2024 (the “Base Shelf Prospectus”), qualifies the distribution (the “Offering”) of 4,700,000 Common Shares (as defined below) (the “Offered Shares”) at a price of $5.20 per Offered Share (the “Offering Price”), having an aggregate sale price of $24,440,000. See “Plan of Distribution” and “Description of Common Shares”.

The Offering is being made in Canada, other than in the province of Québec, under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-278139) (as amended, the “Registration Statement”) filed with and declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Offered Shares will not be offered or sold to any investors resident in Québec.

The common shares in the capital of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and quoted for trading in the United States on the Nasdaq Capital Market (“NASDAQ”), in each case under the symbol “ELVA”.

The Offered Shares are being issued and sold by Oppenheimer & Co. Inc., Raymond James Ltd., H.C. Wainwright & Co., LLC, and Roth Capital Partners, LLC (collectively, the “Underwriters”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of November 5, 2025, by and between the Company and Oppenheimer & Co. Inc., on behalf of the Underwriters. None of Oppenheimer & Co. Inc., H.C. Wainwright & Co., LLC, or Roth Capital Partners, LLC are registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Raymond James Ltd. will only sell Offered Shares in the provinces and territories of Canada, other than Québec. The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters, with reference to the prevailing market price of the Common shares on the TSX and NASDAQ. See “Plan of Distribution”.

On November 4, 2025, being the last trading day prior to the date of this Prospectus Supplement, the closing prices of the Common Shares on the TSX and the NASDAQ were CDN $8.17 and USD $5.80, respectively. The TSX has conditionally accepted the Offered Shares for listing on the TSX, and the Company has given notice of its intention to list the Offered Shares on NASDAQ. Listing will be subject to the Company fulfilling all of the requirements of the TSX and NASDAQ.

Price: $5.20 per Offered Share

	Price to Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)

Per Offered Share	$5.20	$0.312	$4.888

Total(3)(4)	$24,440,000	$1,466,400	$22,973,600

Notes:

(1)	Pursuant to the Underwriting Agreement, the Company has agreed to pay the Underwriters a cash fee equal to 6% of the gross proceeds of the Offering (the “Underwriters’ Fee”), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined herein). In addition, the Company may award a discretionary incentive compensation of an additional 0.50% of the gross proceeds of this offering to Oppenheimer & Co. Inc. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, estimated to be $575,000, which will be paid by the Company from the proceeds of the Offering.

(3)	The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 705,000 Common Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to $3,666,000, solely for the purpose of covering over-allotments made in connection with the Offering, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in whole or in part to acquire Over-Allotment Shares at the Offering Price at any time for a period of 30 days following the date of the Underwriting Agreement. This Prospectus Supplement, together with the Base Shelf Prospectus qualifies the grant of the Over-Allotment Option and the Over-Allotment Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares issuable on the exercise of the Over-Allotment Option forming part of the Underwriters’ over-allocation position acquires such Over-Allotment Shares under this Prospectus Supplement, together with the Base Shelf Prospectus, regardless of whether the Underwriters’ over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

(4)	If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ Fee and the net proceeds to the Company (before deducting expenses of the Offering (see note 2 above)), will be $28,106,000, $1,686,360 and $26,419,640, respectively. See “Plan of Distribution” and the table below.

Underwriters’ Position	Maximum Number of Common Shares Available	Exercise Period	Exercise Price

Overallotment Option	Up to 705,000 Over-Allotment Shares	Any time for a period of 30 days following the date of the Underwriting Agreement	$5.20 per Over-Allotment Share

Unless the context otherwise requires, all references to the “Offering” and the “Offered Shares” in this Prospectus Supplement shall include all Over-Allotment Shares issuable assuming the full exercise of the Over-Allotment Option.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

ii

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

It is expected that the completion of the sale of the Offered Shares pursuant to the Offering (the “Closing”) will take place on or about November 6, 2025, or on such other date as may be agreed upon by the Company and the Underwriters and, in any event, on or before a date not later than 42 days after the date of this Prospectus Supplement (the “Closing Date”). Except as may be otherwise agreed by the Company and the Underwriters, the Offering will be conducted under the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”) or through the facilities of the Depository Trust Company (“DTC”). It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. A purchaser who purchases Offered Shares will receive only a customary confirmation from the Underwriters or other registered dealer from or through whom Offered Shares are purchased and who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased. CDS and DTC will record the participants who hold Offered Shares on behalf of beneficial owners who have purchased Offered Shares in accordance with the book-based system. See “Plan of Distribution”.

Sole Book-Running Manager

Oppenheimer & Co.

Lead Manager

Raymond James Ltd.

Co-Managers

H.C. Wainwright & Co. Roth Capital Partners

The date of this prospectus supplement is November 5, 2025.

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable in the United States. Financial statements incorporated herein by reference have been prepared in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and such financial statements are subject to Canadian auditing and auditor independence standards and Public Company Accounting Oversight Board (“PCAOB”) auditing standards and therefore, may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Civil Liabilities and Agent for Service of Process”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

There is no minimum amount of funds that must be raised under the Offering.

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the Base Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Offered Shares. See “Cautionary Note Regarding Forward Looking Information” and “Risk Factors”.

Prospective investors should be aware that the acquisition, holding and disposition of the Offered Shares described herein may have tax consequences both in Canada and in the United States. Such consequences for investors who are resident in, or citizens of Canada or the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”. Prospective investors are advised to consult their own tax advisors regarding the application of income tax laws to their particular circumstances, as well as any other provincial, foreign and other tax consequences of acquiring, holding or disposing of the Offered Shares.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.

Certain legal matters with respect to the Offering will be passed upon on the Company’s behalf by Fasken Martineau DuMoulin LLP relating to Canadian legal matters and by Nauth LPC relating to certain United States legal matters, and on the Underwriters’ behalf by Mintz LLP relating to certain Canadian legal matters and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. relating to certain United States legal matters.

The Company’s registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company and the Underwriters have not authorized anyone to provide you with information different from that contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus.

iv

TABLE OF CONTENTS

Prospectus Supplement

v

TABLE OF CONTENTS

Base Shelf Prospectus

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
AVAILABLE INFORMATION	4
GENERAL MATTERS	4
FINANCIAL INFORMATION	5
NON-GAAP FINANCIAL MEASURES	5
DOCUMENTS INCORPORATED BY REFERENCE	6
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	7
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS	8
THE COMPANY	8
CONSOLIDATED CAPITALIZATION	10
USE OF PROCEEDS	10
EXEMPTIONS	12
PLAN OF DISTRIBUTION	13
EARNINGS COVERAGE RATIOS	14
DESCRIPTION OF COMMON SHARES	14
DESCRIPTION OF DEBT SECURITIES	14
DESCRIPTION OF SUBSCRIPTION RECEIPTS	15
DESCRIPTION OF WARRANTS	16
DESCRIPTION OF UNITS	17
TRADING PRICE AND VOLUME	17
PRIOR SALES	17
RISK FACTORS	17
AUDITORS, TRANSFER AGENT AND REGISTRAR	20
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS	20
CERTIFICATE OF THE COMPANY	C-1

important notice about information in this prospectus supplement and the Base Shelf Prospectus

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares. Unless the context otherwise requires, all references in this Prospectus Supplement to “Company” mean Electrovaya Inc. and its consolidated subsidiaries.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and if the description of the Offered Shares varies between this Prospectus Supplement and the Base Shelf Prospectus, you should rely only on the information in this Prospectus Supplement. The Company has not, and the Underwriters have not, authorized any person to provide you with different information. If any person other than the Company provides you with different or inconsistent information you should not rely on it. The Company and the Underwriters are not making an offer to sell the Offered Shares in any jurisdiction where the offer or sale is not permitted. Information contained on our website should not be deemed to be a part of this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Unless otherwise specified, all financial information included and incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus have been prepared in accordance with IFRS Accounting Standards.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein contain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Forward-looking statements may include statements regarding the objectives, business strategies to achieve those objectives, expected financial results (including those in the area of risk management), economic or market conditions, and the outlook of or involving the Company, and its businesses. In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “indicate”, “intend”, “likely”, “may”, “might”, “plan”, “predict”, “project”, “seek”, “should”, “strategy”, “target”, “will” or “would, or the negative of these terms, or other similar expressions intended to identify forward-looking statements or suggest future outcomes.

In addition to the forward-looking statements contained in the documents incorporated by reference herein, this Prospectus Supplement contains, without limitation, forward-looking statements pertaining to:

●	the expected use of proceeds from the Offering;

●	the expenses of the distribution;

●	the listing of the Offered Shares offered hereunder on the TSX and NASDAQ;

●	regions in which the Company expects to operate in the future, including the United States and Japan;

●	the expected level of capital expenditure expected at its Jamestown, New York manufacturing facility and the ability to benefit from access to low cost renewable electricity at that facility;

●	the timing for initial shipments and estimated scaled production start for an electric excavator program in Japan;

●	the Company’s battery technology’s place in the market and expected safety performance based on safety record to date;

●	the ability to provide clients with a “complete solution” for energy and power requirements;

●	the relative market performance of the Company’s “Infinity” technology against competitors and the ability to scale such technologies;

●	continued growth in the market adoption of the Company’s products;

●	estimated margins from newly targeted verticals, including expected margins of approximately 30%-100% in lease rentals, margins of approximately greater than 80% in software-as-a-service applications and expected margins of approximately 30-50% in aftermarket services;

●	a potential addressable market size of approximately $85 billion;

●	the transition of its business to address new vertical industries, including mining and construction, data centres and energy storage, defense, and locomotive, airport and ground service transportation;

●	the potential benefits to the Company from its United States manufacturing presence;

●	the Company’s belief it is entering into a potentially positive business environment with near term growth catalysts; and

●	the price of the Offered Shares during the period of distribution.

Readers are cautioned that the foregoing list of forward-looking statements should not be construed as being exhaustive. Additional forward-looking statements are included and specifically identified in the documents incorporated by reference herein, and are qualified by reference to the text of any note regarding the identification of forward-looking statements and a description of material assumptions and risks included therein.

Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans about the future and may not be appropriate for other purposes. Forward-looking statements in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus are based on various assumptions and expectations that the Company believes are reasonable in the circumstances. No assurance can be given that these assumptions and expectations will prove to be correct. Those assumptions and expectations are based on information currently available to the Company, including information obtained from third party industry analysts and other third party sources and the historic performance of the Company’s businesses. Such assumptions include, but are not limited to,

●	that customers will use the Company’s batteries as intended and not compromise its safety record;

●	continued adoption of lithium-ion batteries in the Company’s new targeted verticals;

●	the Company maintaining its place in the market with respect to technological capability of its batteries;

●	changes in use patterns of lithium-ion batteries;

●	current business and economic trends and prospects;

●	the Company’s continued financial performance in accordance with expectations;

●	availability and utilization of tax basis;

●	regulatory developments;

●	currency, exchange and interest rates; and

●	the assumptions set forth in the Company’s AIF (as defined below) and the other documents incorporated by reference.

Such assumptions are subject to the risks and uncertainties incorporated by reference, and as set forth, in this Prospectus Supplement and the Base Shelf Prospectus.

By their very nature, forward-looking statements involve numerous assumptions, risks and uncertainties, both general and specific. Should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, as many important factors are beyond the Company’s control, or the Company’s actual performance and financial results may vary materially from those estimates and intentions contemplated, expressed or implied in the forward-looking statements. These risks and uncertainties include:

●	the Company’s ability to access external sources of debt and equity capital, and equity financing;

●	incorrect assessments of value (including the value of potential cost savings or synergies) when making acquisitions;

●	fluctuations in foreign currency and exchange rates;

●	inadequate insurance coverage;

●	liability for cash taxes;

●	counterparty risk;

●	compliance with environmental laws and regulations;

●	reduced customer demand;

●	costs of manufacturing inputs, including materials, power and labour electricity rates;

●	disasters affecting the economy generally, including public health crises or severe weather event ;

●	labour relations matters; and

●	other risks identified in (i) this Prospectus Supplement under the heading “Risk Factors”, (ii) the Base Shelf Prospectus under the heading “Risk Factors”, (iii) the AIF, (iv) the 2024 MD&A (as defined below) and (v) the Interim MD&A (as defined below) - see “Documents Incorporated by Reference”.

The preceding list of assumptions, risks and uncertainties is not exhaustive.

Preliminary unaudited revenue and available cash for the periods described in this Prospectus Supplement also constitutes future-oriented financial information (“FOFI”), and is generally, without limitation, also based on the assumptions and subject to the risks set out above. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI included herein does not purport to present the Company’s financial condition in accordance with IFRS Accounting Standards. There may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this Prospectus Supplement should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

All of the forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. There can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company’s business, financial condition or results of operations. The Company does not undertake to update or amend such forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable law. Unless otherwise stated, the forward-looking statements contained in this Prospectus Supplement is made as of the date hereof.

AVAILABLE INFORMATION

The Company files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces and territories of Canada. These reports and information are available to the public free of charge on SEDAR+ at www.sedarplus.ca.

Investors should rely only on information contained or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. The Company has not authorized anyone to provide the investor with different information. The information included in this Prospectus Supplement and the documents incorporated by reference is accurate only as of their respective dates. The business, financial condition, results of operation and prospects of the Company may have changed since those dates.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith file or furnish reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

MARKET AND INDUSTRY DATA

This Prospectus Supplement and the documents incorporated by reference herein include market and industry data that were obtained from third party sources, including industry publications, competitor data sheets and publicly available information, as well as industry data prepared by management on the basis of its knowledge of the industries in which the Company operates (including management’s estimates and assumptions relating to those industries based on that knowledge). Management’s knowledge of these industries has been developed through its experience and participation in those industries. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third party sources, which include marketsandmarkets.com, public company disclosure, competitor data sheets and other publicly available information, generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, none of the Company or the Underwriters has independently verified any of the data from third party sources referred to, or incorporated by reference, in this Prospectus Supplement, ascertained the underlying economic assumptions relied upon by such sources, or analyzed or verified the underlying studies or surveys relied upon or referred to by third party sources.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment thereto. Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of Offered Shares to which this Prospectus Supplement pertains.

FINANCIAL STATEMENT PRESENTATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS Accounting Standards and our interim financial statements are prepared in accordance with IFRS Accounting Standards as applicable to interim financial reporting. Unless otherwise indicated, financial information included in or incorporated by reference in this Prospectus Supplement has been prepared in accordance with IFRS Accounting Standards. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. generally accepted accounting principles.

CURRENCY AND EXCHANGE RATE INFORMATION

All dollar amounts set forth in this Prospectus Supplement and in the documents incorporated by reference herein are in United States dollars unless otherwise indicated. The Company prepares its financial statements in United States dollars, but incurs certain expenses in Canadian dollars. Unless otherwise indicated, all references to “USD$” or “$”in this Prospectus Supplement are to United States dollars and all references to “CDN$” are to Canadian dollars. As of November 4, 2025, the daily average exchange rate for Canadian dollars in terms of United States dollars as reported by the Bank of Canada was $1.00 = CDN$1.4090.

The following table sets forth, for each of the periods indicated, the high, low, and average daily average rates and the spot rate at the end of the period for $1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year Ended September 30 (CDN$)
	2025	2024	2023
Period End	1.3921	1.3499	1.3520
Average	1.3986	1.3608	1.3486
High	1.4603	1.3875	1.3856
Low	1.3491	1.3205	1.3128

	Nine Months Ended June 30 (CDN$)
	2025	2024
Period End	1.3643	1.3687
Average	1.4057	1.3598
High	1.4603	1.3875
Low	1.3491	1.3205

NON-GAAP FINANCIAL MEASURES

In documents incorporated or deemed incorporated by reference herein, the Company may refer to certain non- IFRS Accounting Standards performance measures such as “Adjusted EBITDA” and “working capital”. Such measures are not reported in accordance with IFRS Accounting Standards and have limitations as analytical tools. These performance measures have no standardized meaning under IFRS Accounting Standards and therefore amounts presented may not be comparable to similar data presented by other companies. Adjusted EBITDA is defined as gain (loss) from operations, plus stock-based compensation costs and depreciation. The Company believes Adjusted EBITDA is a useful measure in providing investors with information regarding its financial performance and is a generally accepted measure in its industry. It is not a measure of financial performance under IFRS Accounting Standards and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS Accounting Standard measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS Accounting Standards is income (loss) from operations. The Company defines working capital as current assets less current liabilities. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS Accounting Standards. The data is intended to provide additional information to investors about the Company’s financial performance and should not be considered in isolation or as a substitute for measures of financial performance such as income (loss) from operations or other data reported in accordance with IFRS Accounting Standards.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Base Shelf Prospectus only for the purposes of the offering of the Offered Shares offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full details. Copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca and from the SEC through EDGAR at www.sec.gov.

As of the date hereof, the following documents are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus Supplement, as further described below:

(a)	the annual information form of the Company for the financial year ended September 30, 2024, dated December 26, 2024 (the “AIF”);

(b)	the audited consolidated financial statements of the Company, and the notes thereto, for the years ended September 30, 2024 and September 30, 2023 (the “2024 Annual Financial Statements”);

(c)	management’s discussion and analysis of the results of operations and financial condition of the Company for the years ended September 30, 2024 and September 30, 2023 (the “2024 MD&A”);

(d)	the unaudited condensed consolidated interim financial statements of the Company, and the notes thereto, for the three and nine months ended June 30, 2025 and June 30, 2024 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of the results of operations and financial condition of the Company for the three and nine months ended June 30, 2025 and June 30, 2024 (the “Interim MD&A”);

(f)	the management information circular of the Company dated February 10, 2025 related to the annual general meeting of shareholders held on March 28, 2025; and

(g)	the template version of the investor presentation for the Offering dated November 4, 2025, filed on SEDAR+ in connection with the Offering.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (excluding confidential material change reports) filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and before the termination or completion of the distribution of the Offered Shares hereunder will be deemed to be incorporated by reference in the Base Shelf Prospectus, as supplemented by this Prospectus Supplement, for the purpose of this Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in the Base Shelf Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference therein or herein, shall be deemed to be modified or superseded, for the purposes of the Base Shelf Prospectus and this Prospectus Supplement, to the extent that a statement contained in the Base Shelf Prospectus, herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Base Shelf Prospectus or this Prospectus Supplement, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary in order to make a statement not misleading in light of the circumstances under which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Base Shelf Prospectus or this Prospectus Supplement.

Copies of the documents incorporated herein by reference may also be obtained on request without charge from the Executive Vice President and Chief Financial Officer of the Company at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627, and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement of which this Prospectus Supplement is a part insofar as required by the SEC’s Form F-10:

(a)	the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Base Shelf Prospectus;

(b)	the consent of MNP LLP, the Company’s independent auditors;

(c)	the consent of Fasken Martineau DuMoulin LLP, the Company’s Canadian counsel;

(d)	the consent of Mintz LLP, the Underwriters’ Canadian counsel; and

(e)	powers of attorney of the Company’s directors and officers, included on the signature pages of the Registration Statement.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC the Registration Statement relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to the Company and the Offered Shares.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

THE COMPANY

Name and Incorporation

The Company’s full corporate name is Electrovaya Inc., which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all of its subsidiaries (unless the context otherwise requires). The Company was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) in September 1996 and the Common Shares were listed on TSX under the ticker symbol “EFL” in November 2000. On March 26, 2002, shareholders approved the change of the Company’s name to “Electrovaya Inc.” from “Electrofuel Inc.” On July 6, 2023 the Common Shares were listed and commenced trading on the NASDAQ under the ticker symbol “ELVA”, with a corresponding change of its ticker symbol on TSX.

The Company designs, develops and manufactures high performance lithium-ion batteries and systems for material handling electric vehicles, primarily warehouse forklifts, as well as for other electric transportation applications and electric stationary storage and other battery markets. The Company believes that its battery technology is at the forefront of the marketplace, and its technology has resulted in significant registered intellectual property rights. To date, the Company is not aware of any safety issues with its batteries.

The Company has a team of mechanical, electrical, electrochemical, materials science, battery and system engineers able to provide clients with a “complete solution” for their energy and power requirements. The Company’s “Infinity” technology offers what the Company believes is the highest cycle on the market with three to five times the life of typical batteries, and the Company’s flexible ceramic composite separators offer scaling to more than 100 sq cm for greater scalability of the manufacturing process.

Adoption by the market of the Company’s technology has rapidly increased, with over 30,000 Infinity Battery Systems having been deployed to customers, including 16 Fortune 100 end users, and they now power over 350 warehouses and logistic centers. The Company believes these high-demand users choose Electrovaya’s products for their demonstrated performance and safety characteristics. The Company is expanding into new end markets, including warehouse automation, robotics, ground support equipment (“GSE”), defense and construction. The Company has also invested in recurring revenue opportunities that offer strong margins, including lease rentals (anticipated approximate margin of 30%-100% over periods of up to 11 years), software-as-a-service (anticipated approximate margins of greater than 80%) and aftermarket services (anticipated approximate margins of 30-50%).

Lithium-ion fires are an unfortunate dangerous consequence of lithium battery use, with lithium-ion fires lasting longer than fires using other fuels, resulting in disruption and damage to operations. The Company believes such fires are typically caused by failures in battery separators. The Company believes its product is differentiated from other manufacturers and products in this regard by its fully ceramic proprietary separator technology, which has been demonstrated to reduce the risk of fire propagation. The Company also believes its battery cycle capacity of 15,000 or more cycles may outlast other batteries, including top batteries produced by Japanese, Chinese or Korean battery manufacturers (generally viewed as industry benchmarks) by three- to five-times, reducing the cost of ownership. The Company believes its products are ideally suited for drones, consumer electronics, material handling, rugged environments and energy storage that require long life cycles and extreme safety, especially when compared to traditional lithium-ion and graphite and silicon anode/solid state batteries, which have different use cases but present different problems, including thermal runaway issues, higher replacement frequency, or higher upfront costs. The Company has validated its product performance through internal testing, third party testing including Underwriters Labs certification, TÜV SÜD laboratories and through UN38.3 testing, and its production sites adhere to ISO 50001 standards.

The Company has estimated a total addressable market size of approximately $85 billion and it continues to transition its business to address new vertical industries, including mining and construction, data centres, energy storage, defense, robotics, and airport and ground service transportation.

The Company currently operates in Canada and the United States, where it operates a 137,000 square foot manufacturing facility in Jamestown, New York in which it is investing $45 million in capital equipment, construction, and engineering, and which operations benefit from access to low cost, 100% renewable electricity at average rates of $0.05/kWh. The Company intends to produce its own supply of lithium-ion cells at its Jamestown site, and believes vertical integration may improve margins and increase manufacturing capacity representing approximately $150-200 million in additional revenue generation capacity. The Company believes its US operations may meet growing customer demand for made in America products and open new market opportunities, and it has been the beneficiary of approximately $6.5 million in local and state incentives, and is eligible for approximately $10.5 million in tax credits under current legislation. Delivery of capital equipment at the Jamestown site is expected in the spring of 2026, with cell and module production expected to begin in the summer of 2026 and commercial production expected that fall. The Company also has plans to launch operations in Japan, having announced the receipt of its first purchase orders for pre-production battery modules to be provided to a global Japanese headquartered manufacturer of construction equipment. These orders will be part of an electric excavator program with an estimated scaled production start in 2026.

The Company believes it is entering a period of positive business growth catalysts, such as a movement toward domestic manufacturing, with imported batteries being subjected to tariffs, development of domestic supplies of lithium-ion technology, the continued expansion of e-commerce applications and its effect on warehouse and aircraft users, a consumer desire for higher lifespan batteries, and the energy needs of data centers (growing at a compound annual rate of 28% according to sources).

Intercorporate Relationships

The following diagram illustrates, as of the date of this Prospectus Supplement, the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary’s respective jurisdiction of formation.

Recent Developments

On July 8, 2025 the Company announced the establishment of a Commercial Supply Agreement with Janus Electric Holdings Limited, an Australian based pioneer in the electrification of heavy transport vehicles.

On July 15, 2025 the Company announced new purchase orders for the Company’s Infinity Battery System from various Fortune 100 e-commerce companies located in the United States and Canada.

On July 22, 2025 the Company announced the launch of multiple battery system products for a variety of robotic vehicle platforms.

On July 29, 2025 the Company announced the launch of multiple battery system products designed specifically for airport GSE. The Company also confirmed its first shipment of the GSE battery systems to the original equipment manufacturer supplier will be in August 2025.

On September 3, 2025 the Company announced the completion of a successful shipment of its first battery modules to Japan from the Company’s Canadian manufacturing facility.

On September 9, 2025 the Company announced the launch of its next-generation Energy Storage System (“ESS”) built on the Company’s proprietary Infinity technology. The Company’s ESS will be manufactured in the Jamestown, New York facility.

On September 17, 2025 the Company announced it commenced drawdowns on its $50.8 million Export-Import Bank of United States Loan Facility (the “EX-IM Loan”), with further drawdowns expected to occur regularly over the proceeding 12 period.

On October 6, 2025 the Company announced its preliminary unaudited revenue for the Quarter and Fiscal Year ended September 30, 2025. The Company estimates the revenue for the quarter to exceed $20 million and for the fiscal year to be approximately $64 million.1 The preliminary estimated cash position as at September 30, 2025 is expected to be approximately US$6 million. Electrovaya expects to release its full audited financial statements for fiscal 2025 in the first half of December 2025.

On October 31, 2025, the Company announced the establishment of a subsidiary in Japan. The new entity, Electrovaya Japan, will serve as a local platform to expand the Company’s commercial activities and to support its growing customer base and strategic relationships across the Japanese Market.

As of the date of this Prospectus Supplement, the Company has approximately over $11.0 million available under its credit agreement with the Bank of Montreal Corporate Finance, dated as of March 10, 2025.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Interim Financial Statements which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference.

USE OF PROCEEDS

Proceeds

After deducting the Underwriters’ Fee of $1,466,400 (or $1,686,360 if the Over-Allotment Option is exercised in full) and expenses of the Offering estimated to be $575,000, the net proceeds to the Company from the Offering are estimated to be $22,398,600 (or $25,844,640 if the Over-Allotment Option is exercised in full). See “Plan of Distribution”.

1 1. The preliminary unaudited financial results set forth above are based on an initial review of the Company’s operations for the quarter and year ended September 30, 2025, and are subject to change. Actual results could differ from these preliminary results following the completion of year-end closing procedures, final adjustments that may result from the completion of the audit of the Company’s financial statements and other developments arising between the time the estimates were made and the time that the Company’s financial results are finalized, and such changes could be material. The Company’s expectations with respect to its unaudited results for the fiscal year ended September 30, 2025, are based upon management estimates and are the responsibility of management. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them. While the Company believes there is a reasonable basis for these preliminary financial results, the results involve known and unknown risks and uncertainties that may cause actual results to differ materially. These preliminary fiscal results represent forward-looking information and FOFI. See “Cautionary Note Regarding Forward-Looking Information”.

The net proceeds from the Offering (assuming no exercise of the Over-Allotment Option) are expected to be used by the Company as set out in the table below.

Use of Proceeds	Amount

Investment in energy as a service	$6,000,000

Investment in next generation battery and separator research and development	$10,000,000

Working Capital and General Corporate Purposes	$6,398,600

TOTAL	$22,398,600.00

The use of proceeds from the Offering includes but is not limited to investments into research and development activities associated with Electrovaya’s lithium-ion separator and solid-state battery development, investments into its energy as a service program, working capital and general corporate purposes.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

Business Objectives and Principal Purposes of Uses of Proceeds

Electrovaya is focused on growing its core existing business for lithium-ion batteries in the material handling industry while also expanding into additional verticals including robotics, energy storage, defence applications and airport ground equipment. In addition, the Company continues to make progress in the development of solid-state batteries and improvements to its separator technology. The Company is making progress in each of these areas by currently utilizing existing working capital and grant funds where applicable. The Offering proceeds are expected to accelerate such progress.

The Company has reported negative cash flow from operating activities when including finance expenses for the fiscal year ended September 30, 2024. The Company has historically reported negative cash flow from operating activities for prior fiscal years. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the net proceeds from any offering to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the Company’s financial requirements at the time, the availability of other funds (including the availability of amounts under its credit facility) and the timing and size of any offering of securities.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase on the Closing Date, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price was determined by arm’s length negotiation between the Company and the Underwriters.

The Company has agreed to pay the Underwriters a fee of 6% of the aggregate gross proceeds of the Offering (US$0.312 per Offered Share) for an aggregate fee payable by the Company to the Underwriters of US$1,466,400 (assuming no exercise of the Over-Allotment Option) for their services in connection with the distribution of the Offered Shares. In addition, the Company may award a discretionary incentive compensation of an additional 0.50% of the gross proceeds of this offering to Oppenheimer & Co. Inc. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price, the percentage of Offered Shares to be issued pursuant to Offering listed next to its name in the following table:

Number of Shares

Oppenheimer & Co. Inc.	80%

Raymond James Ltd.	10%

H.C. Wainwright & Co., LLC	5%

Roth Capital Partners, LLC	5%

Total	100%

The Company will also pay certain out-of-pocket expenses incurred by the Underwriters in connection with the Offering as set forth in the Underwriting Agreement in an amount not to exceed US$200,000. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their directors, officers, employees, shareholders and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Company has agreed to grant the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the date of the Underwriting Agreement, such Over-Allotment Option being exercisable to acquire up to 705,000 Offered Shares at a price of $5.20 per Offered Share. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters’ fee and the net proceeds to the Company (before payment of the expenses of the Offering) will be $28,106,000, $1,686,360 and $26,419,640, respectively, before deducting expenses of the Offering. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and any Over-Allotment Shares issued on the exercise thereof.

The Offered Shares have been conditionally accepted for listing on the TSX and the Company has given notice of its intention to list the Offered Shares on NASDAQ. Listing will be subject to the Company fulfilling all of the requirements of the TSX and NASDAQ. The obligations of the Underwriters under the Underwriting Agreement are several (and not joint nor joint and several) and may be terminated at their discretion on the occurrence of certain stated events as set out in the Underwriting Agreement, including, but not limited to (i) material disruptions in the securities markets, a material adverse change in general financial, political or economic conditions, or the effect of international conditions on the financial markets in the United States; (ii) an outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis, including a health epidemic or pandemic outbreak of infectious disease; (iii) suspension or material limitation in the trading of Common Shares by securities regulatory authorities or trading generally on the New York Stock Exchange, the NYSE American, The Nasdaq Stock Market or the TSX; (iv) a banking moratorium has been declared by any state or United States federal authority; or (v) the occurrence of a “material adverse effect” as defined in the Underwriting Agreement. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares, other than the Over-Allotment Shares issuable under the Over-Allotment Option, if any of the Offered Shares are purchased under the Underwriting Agreement, subject to certain exceptions. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by it, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

Subscriptions for Offered Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription book at any time without notice. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is expected to be on or about November 6, 2025.

The Offering is being made in Canada, other than in the province of Québec, under the terms of the Base Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the U.S. Registration Statement. The Offered Shares will not be offered or sold to any investors resident in Québec. Each of Oppenheimer & Co. Inc., H.C. Wainwright & Co., LLC, and Roth Capital Partners, LLC are not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Raymond James Ltd. will only sell Offered Shares in the provinces and territories of Canada, other than Québec.

No Sales of Similar Securities

The Company has agreed to a 90 day “lock-up” period commencing on the date of this prospectus supplement, during which, without the prior written consent of, or as otherwise agreed to with, Oppenheimer & Co. Inc., it will not issue, sell or register with the SEC (other than on Form S-8 or on any successor form) with respect to any of its equity securities (or any securities convertible into, exercisable for or exchangeable for any of its equity securities), except for (i) the issuance of the Offered Shares offered pursuant to this Prospectus Supplement; (ii) the exercise of the Company’s outstanding warrants into Common Shares; (iii) the issuance of Common Shares pursuant to the Company’s existing share incentive plan described in this Prospectus Supplement forms a part; and (iv) the issuance of shares or instruments convertible into Common Shares of the Company issued pursuant to strategic transactions approved by a majority of the disinterested directors of the Company, provided that (A) such securities are issued as “restricted securities” (as defined in Rule 144 under the Securities Act) and carry no registration rights that require or permit the filing of any registration statement in connection therewith within 90 days after the date of this prospectus supplement, (B) any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

The Company’s executive officers, directors and certain of the Company’s significant shareholders have also agreed to a 90-day “lock-up” period commencing on the date of this prospectus supplement, during which, without the prior written consent of Oppenheimer & Co. Inc., they shall not, directly or indirectly, (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, owned either of record or beneficially (as defined in the Exchange Act) by any signatory of the lock-up agreement on the date of the prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. The foregoing shall not apply to (i) Common Shares to be transferred as a gift or gifts (provided, that (a) any donee shall execute and deliver to Oppenheimer & Co. Inc., not later than one business day prior to such transfer, a lock-up agreement to Oppenheimer& Co. Inc. and (b) if the lock-up signatory is required to file a report under Section 16(a) of the Exchange Act or make an insider report on the Canadian System for Electronic Disclosure by Insiders (“SEDI”), reporting a reduction in beneficial ownership of Common Shares or beneficially owned shares or any securities convertible into or exercisable or exchangeable for Common Shares or beneficially owned shares during the 90-day “lock-up,” as applicable, the lock-up signatory shall include a statement in such report to the effect that such transfer is being made as a gift or charitable donation) and (ii) (a) the exercise or vesting of equity awards granted pursuant to any equity compensation plan of the Company, or the exercise of warrant to purchase Common Shares, each such security as described in the Registration Statement of which this prospectus supplement forms a part and outstanding as of the date of this prospectus supplement, and (b) the sale of Common Shares to cover the payment of the exercise prices or the payment of taxes associated with the exercise, vesting, or conversion of such securities described in clause (ii)(a) (provided, that for clauses (ii)(a) and (b), (A) except as provided for in clause (ii)(b), any securities received upon such exercise or vesting shall be subject to the terms of the lock-up agreement and (B) no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Common Shares in connection with such distribution (including a filing on SEDI) shall be legally required during the 90-day “lock-up,” as applicable, such filing, report or announcement shall clearly indicate in the footnotes or comments thereto, to the extent possible, that such sale of Common Shares is to cover the payment of exercise prices or the payment of taxes).

Notwithstanding anything else herein to the contrary, the Company’s executive officers, directors and certain of the Company’s significant shareholders who have signed the lock-up may gift or donate Common Shares during the 90-day “lock-up period” to a donor advised fund (“DAF”) in Canada selected by the undersigned as a bona fide gift in connection with tax and estate planning (the “Specified Transfer”), and the Specified Transfer may be reported as a disposition by gift on SEDI as required by Canadian securities laws applicable to the undersigned in connection with the Specified Transfer.

Price Stabilization and Passive Market-Making

The Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares on the TSX and/or NASDAQ at levels above those which might otherwise prevail in the open market, in compliance with applicable securities laws, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions. Such stabilizing transactions, if commenced, may be discontinued at any time.

Stabilizing transactions consist of bids or purchases made by the Underwriters for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. These transactions may also include making short sales of the Common Shares, which involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared with the price at which they may purchase Additional Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect prospective purchasers who purchase in this Offering.

Any naked short position would form part of the Underwriters’ over-allocation position and a prospective purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires such Common Shares under this Prospectus Supplement, together with the Base Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

In addition, in accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares in Canada. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under such policy statements and UMIR relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

As a result of these activities, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on any stock exchange on which the Common Shares are listed, in the over-the-counter market, or otherwise.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Subject to applicable laws and without affecting the firm obligation of the Underwriters to purchase from the Company the number of Offered Shares stated on the cover of this Prospectus Supplement at the Offering Price in accordance with the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares offered hereby at the price specified herein, the Underwriters may subsequently reduce the selling price to investors from time to time, provided that any such reduction in the Offering Price will not decrease the amount of net proceeds of the Offering to the Company. If the offering price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company for the Offered Shares.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Offered Shares, or the possession, circulation or distribution of this Prospectus Supplement, the Base Shelf Prospectus or any other material relating to us or the Offered Shares in any jurisdiction where action for that purpose is required. Accordingly, the Offered Shares may not be offered or sold, directly or indirectly, and none of this Prospectus Supplement, the Base Shelf Prospectus or any other offering material or advertisements in connection with the Offered Shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/ 97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”) and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This Prospectus Supplement and the Base Shelf Prospectus have been prepared on the basis that any offer of securities in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. This Prospectus Supplement and the Base Shelf Prospectus is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of U.K. domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of U.K. domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of U.K. domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) and the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This Prospectus Supplement and the Base Shelf Prospectus have been prepared on the basis that any offer of securities in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of securities. This Prospectus Supplement and the Base Shelf Prospectus is not a prospectus for the purposes of the UK Prospectus Regulation.

This Prospectus Supplement and any other material in relation to the securities described herein is only being distributed to, and is only directed at, (a) persons outside the U.K. and (b) in the UK, persons that are qualified investors within the meaning of Article 2 of the UK Prospectus Regulation (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) fall within Article 49(2)(a) to (d) of the Order, or (iii) are persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such securities will be engaged in only with, relevant persons. This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to persons who are not relevant persons. Any person that is not a relevant person should not act or rely on this Prospectus Supplement or any of its contents.

Each Underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any securities in, from or otherwise involving the UK.

Israel

In the State of Israel this Prospectus Supplement shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (“Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (“Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this Prospectus Supplement or make, distribute or direct an offer to subscribe for the Company’s securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors. Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on the Company’s behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued securities; (iv) that the securities that will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Switzerland

This Prospectus Supplement and the Base Shelf Prospectus are not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Hong Kong

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to this document. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. The securities have not and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or Securities and Futures Ordinance, or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities have been or will be issued or have been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder.

Other Relationships

The Underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and the Company’s affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company’s or the Company’s affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Distribution

This Prospectus Supplement may be made available in electronic format on websites or through other online services maintained by the Underwriters or by its affiliates (in accordance with Rule 172 under the U.S. Securities Act). In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this Prospectus Supplement in electronic format, the information on the Underwriters’ websites or our website and any information contained in any other websites maintained by the Underwriters or by us is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as the Underwriters, and should not be relied upon by investors.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends as and when declared by the board of directors (the “Board”), to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares after payment of the Company’s creditors. All Common Shares outstanding on completion of the Offering will be fully paid and non-assessable. There are no pre-emptive rights or conversion rights attached to the Common Shares. There are also no redemption, retraction or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to the modification, amendment or variation of any such rights or provisions attached to the Common Shares.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s bylaws and the OBCA. Generally speaking, substantive changes to the authorized share structure require the approval of the Company’s shareholders by special resolution (at least two-thirds of the votes cast).

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares, and securities convertible into Common Shares, during the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Security	Price per Security (CDN$)	Number of Securities Issued
2024-12-18	Common Shares(1)	$3.08(2)	5,951,250
2025-02-18	Common Shares(3)	$3.25	18,000
2025-07-04	Common Shares(3)	$1.50	425,000
2025-08-08	Common Shares(3)	$3.30	2,000
2025-08-11	Common Shares(4)	$5.30	637,957
2025-08-11	Common Shares(4)	$5.30	207,043
2025-08-18	Common Shares(4)	$3.05	22,000
2025-08-18	Common Shares(4)	$2.85	10,000
2025-08-29	Common Shares(4)	$2.85	2,000
2025-09-02	Common Shares(4)	$2.85	4,000
2025-09-03	Common Shares(4)	$2.85	2,000
2025-09-03	Common Shares(4)	$3.11	7,000
2025-09-04	Common Shares(4)	$1.40	40,000
2025-09-04	Common Shares(4)	$1.50	500,000
2025-09-08	Common Shares(4)	$2.85	4,000
2025-09-16	Common Shares(4)	$4.63	8,453
2025-09-16	Common Shares(4)	$3.00	12,000

Date of Issuance	Security	Price per Security (CDN$)	Number of Securities Issued
2025-09-18	Common Shares(4)	$1.40	21,266
2025-09-18	Common Shares(4)	$2.85	12,000
2025-09-22	Common Shares(4)	$5.12	1,952
2025-09-22	Common Shares(4)	$2.85	4,000
2025-09-22	Common Shares(4)	$3.23	12,000
2025-09-22	Common Shares(4)	$3.45	40,000
2025-09-25	Common Shares(4)	$5.30	8,667
2025-09-25	Common Shares(4)	$4.68	16,667
2025-09-30	Common Shares(4)	$3.30	2,000
2025-10-07	Common Shares(4)	$3.30	2,000
2025-10-14	Common Shares(4)	$2.85	12,000
2025-10-30	Common Shares(4)	$5.18	2,667
2025-10-31	Common Shares(4)	$6.51	88,740
2025-10-31	Common Shares(4)	$6.51	251,260

Notes:

(1)	Issued pursuant to a public offering of Common Shares.

(2)	The price of one Common Share in the capital of the Company pursuant to the December 18, 2024 issuance was US$2.15 being the equivalent of C$3.08 based on the daily average exchange rate published by the Bank of Canada for that date.

(3)	Issued pursuant to the exercise of warrants.

(4)	Issued pursuant to the exercise of stock options.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on TSX under the trading symbol “ELVA”. The Common Shares are also quoted for trading on the NASDAQ under the symbol “ELVA”. The following table sets forth information relating to the trading of the Common Shares on TSX for the periods indicated.

TSX

Month	High (CDN$)	Low (CDN$)	Volume Traded
2024
November	3.94	2.80	472,593
December	4.10	3.02	710,889
2025
January	4.10	3.39	438,769
February	3.79	3.09	294,617
March	4.15	2.85	460,206

Month	High (CDN$)	Low (CDN$)	Volume Traded
April	3.85	3.13	207,890
May	4.60	3.62	386,800
June	5.00	4.09	597,093
July	7.00	4.22	1,112,525
August	8.47	5.86	1,361,897
September	10.43	7.88	3,209,334
October	10.52	8.03	2,238,223
November (1-4)	9.37	8.09	219,228

NASDAQ

Month	High (USD$)	Low (USD$)	Volume Traded
2024
November	2.78	1.73	1,762,671
December	2.91	2.11	2,698,710
2025
January	2.89	2.31	1,941,497
February	2.68	2.11	1,090,079
March	2.92	1.80	1,499,836
April	2.77	2.25	562,787
May	3.44	2.55	1,440,404
June	3.71	2.98	1,910,070
July	5.14	3.11	4,271,299
August	6.20	4.16	5,457,921
September	7.49	5.71	11,655,922
October	7.72	5.75	11,164,468
November (1-4)	6.72	5.74	873,707

RISK FACTORS

An investment in the Offered Shares offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the Base Shelf Prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of Offered Shares should consider carefully the risk factors set forth below, as well as the risk factors referenced in the Base Shelf Prospectus under the heading “Risk Factors” and in the documents incorporated by reference therein.

Return on investment risk.

There is no guarantee that an investment in the Offered Shares will earn any positive return in the short or long term. A purchase of Offered Shares under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources, portfolio objectives and appetite for risk are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Sales of substantial amounts of the Offered Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline.

Sales of substantial amounts of the Offered Shares in the public market, or the perception that these sales may occur, could cause the market price of the Common Shares to decline. This could also impair the Company’s ability to raise additional capital through the sale of its equity securities. The Company cannot predict the size of future issuances of its Common Shares or any preferred shares or debt securities, or the effect, if any, that future sales and issuances of securities would have on the market price of its Common Shares.

New investors in our Common Shares will experience immediate and substantial dilution after this offering.

Since the public offering price for the Offered Shares in this Offering is substantially higher than the net tangible book value per Common Share outstanding prior to this Offering, you will suffer immediate and substantial dilution in the net tangible book value of the Common Shares you purchase in this Offering. If the underwriters exercise their option to purchase additional Common Shares, you will experience additional dilution.

The issuance of additional Common Shares could be dilutive to shareholders if they do not invest in future offerings. In addition, if any of our other outstanding securities are exercised or converted, as applicable, you may incur further dilution. Moreover, to the extent that the Company issues additional options to purchase, or securities convertible into or exchangeable for, Common Shares in the future and those options or other securities are exercised, converted or exchanged, shareholders may experience further dilution.

Investors may lose their entire investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment in us. Only investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

The Company has no history of dividends.

To date, the Company has not paid any dividends on its Common Shares. The Company currently intends to retain future earnings to finance the operation, development and expansion of its business. The Company does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Company’s Common Shares will be made at the discretion of the Board and will depend on the Company’s earnings, financial requirements and other conditions existing at such time, including potential restrictions on paying dividends pursuant to any effective credit agreements.

Analyst reports.

The trading market for the Common Shares depends in part on the research and reports that securities or industry analysts publish about the Company. Inaccurate or unfavorable publication of research reports about the Company's business, or the downgrade of the Common Shares by such securities or industry analysts, is likely to cause the price of the Common Shares to decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on the Company regularly, demand for the Common Shares could decrease, which might cause the price of the Common Shares and trading volume to decline.

The Company will have broad discretion in the use of proceeds.

The Company will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of any expenditures. See “Use of Proceeds”. As a result, a purchaser of Offered Shares offered hereby will be relying on the judgment of the Company’s management with respect to the application of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.

The Common Shares may have limited liquidity.

Shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their common shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX, maintain a listing on Nasdaq, or achieve or maintain a listing on any other securities exchange.

U.S. investors may not be able to obtain enforcement of civil liabilities against the Company.

The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that the Company is governed by the OBCA, that the majority of the Company’s officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of the Company’s assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to the Company’s U.S. shareholders.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, the Company is not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act, and related rules and regulations, applicable to U.S. domestic issuers. The Company does not file all of the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the Exchange Act.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

In order to maintain its current status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are held in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. The Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Company conducts business in foreign jurisdictions and is subject to changes in tax policy, tariffs, trade policy and foreign regulatory scrutiny.

The Company’s business is subject to risks associated with doing business in foreign jurisdictions including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect the Company’s financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny, imposing quotas or supply limitations or taking other actions which could apply to the jurisdictions in which the Company operates, could negatively impact the Company’s business.

Since its inauguration in January 2025, the current United States government has imposed tariffs on various imports from Canada into the United States under various purported heads of authority. The Company does sell products manufactured and assembled in Canada to customers in the United States. While the Company’s sales have not been materially affected by the tariffs enacted so far, there can be no assurance that additional or different measures will not be enacted on the Company’s products, and such changes may have a material effect on the Company’s business, operations and financial condition. As a mitigating factor, Electrovaya may be able to build battery systems at its Jamestown New York facility, which could reduce such impacts.

United States Government Shutdowns could affect the Company’s Plans to Draw on the EX-IM Loan and the Company’s Plans for Capital Expenditures and General Liquidity.

The Company entered into the EX-IM Loan in March 2025, and has begun drawing down on the facility for expenses tied to the Jamestown lithium-ion battery manufacturing facility investment. The United States government, as of the date of this Prospectus Supplement, is affected by a shutdown of government services without a clear date for resolution. During any shutdown, certain government agencies responsible for the facilitation of financial transactions may experience disruptions including delays, reduced capacity, or temporary closure and therefore the ability of the Company to draw down on funds under the EX-IM Loan in a timely manner may be adversely affected by a prolonged government shutdown, or it may not be able to access such funds at all. An inability to draw down on funds under the EX-IM Loan may affect the schedule for the Jamestown lithium-ion manufacturing site start up, and could potentially also result in liquidity constraints which may adversely impact the ability to satisfy financial obligations and develop the business and enter into new business lines through research and development and strategic initiatives. Continued or future government shutdowns or administrative delays could also impact the Company’s ability to access the public capital markets and obtain necessary capital to properly capitalize and continue its operations.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Mintz LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder, as amended (collectively, the “Tax Act”), the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (a “RRSP”), a registered education savings plan (a “RESP”), a registered retirement income fund (a “RRIF”), a registered disability savings plan (an “RDSP”), a tax-free savings account (a “TFSA”), a first home savings account (an “FHSA”), or a deferred profit sharing plan, each as defined in the Tax Act (collectively, “Exempt Plans”) provided that such Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NASDAQ).

Notwithstanding the foregoing, if the Offered Shares are a “prohibited investment” (as defined in the Tax Act) for a particular TFSA, FHSA, RDSP, RRSP, RRIF or RESP, the holder, annuitant or subscriber thereof, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will generally not be a “prohibited investment” for a particular TFSA, FHSA, RDSP, RRSP, RRIF or RESP provided the holder, annuitant or subscriber thereof, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment” if such Offered Shares are “excluded property” (as defined in the Tax Act for the purposes of these rules) for the particular TFSA, FHSA, RDSP, RRSP, RRIF or RESP.

Prospective purchasers who intend to hold Offered Shares in a trust governed by an Exempt Plan should consult their own tax advisors with respect to the application of these rules in their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Mintz LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations pursuant to the Tax Act are generally applicable to a purchaser of Offered Shares that, at all relevant times and for purposes of the Tax Act, acquires and holds the Offered Shares as capital property, deals at arm’s length with the Company and the Underwriters and is not affiliated with the Company or the Underwriters (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder unless the Holder holds such securities in the course of carrying on a business of trading or dealing in securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market property rules” contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is or would be a “tax shelter investment” as defined in the Tax Act; or (iv) that makes or has made a “functional currency” reporting election under the Tax Act to determine its Canadian tax result in a currency other than Canadian currency; (v) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, as defined in the Tax Act, with respect to the Offered Shares; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement,” as defined in the Tax Act (vii) that is exempt from tax under Part I of the Tax Act; (viii) that is a partnership; or (ix) that has acquired the Offered Shares pursuant to an equity-based employment compensation plan. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

Additional considerations, not discussed in this summary, may apply to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the Tax Act for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Offered Shares.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts must be computed in Canadian dollars using the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Residents of Canada

The following section of this summary applies to Holders that, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian Security” (as defined in the Tax Act) held by such persons, in the taxation year of the election and each subsequent taxation year, to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares are required to be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (and certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules that apply in respect of “taxable dividends” received from “taxable Canadian corporations” (as each term is defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available in respect of “eligible dividends” designated by the Company to such Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends and deemed dividends as eligible dividends.

In general, in the case of a Resident Holder that is a corporation, dividends received or deemed to be received on the Offered Shares will be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or as a capital gain. Resident Holders that are corporations should consult their own tax advisors in this regard.

A Resident Holder that is a “private corporation” or “subject corporation” (each as defined in the Tax Act) generally will be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (other than a disposition to the Company unless it occurs in the open market in the manner in which shares are normally purchased by members of the public in the open market), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Offered Share. For the purposes of determining the adjusted cost base to a Resident Holder of an Offered Share acquired pursuant to this Offering the cost of such Offered Share will be averaged with the adjusted cost base of any other Offered Shares held by the Resident Holder as capital property at that time.

The Offered Shares are denominated in U.S. dollars. In the event of a disposition or deemed disposition of an Offered Share by a Resident Holder, the adjusted cost base of such Offered Share to the Resident Holder and the proceeds of disposition of such Offered Share will generally be converted to an amount expressed in Canadian currency, using the relevant exchange rate determined in accordance with the detailed rules in the Tax Act. Accordingly, Resident Holders may realize capital gains (or capital losses) by virtue of the fluctuation in the value of U.S. dollars relative to Canadian dollars in the event of such disposition or deemed disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

In general, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by such Resident Holder in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses realized in a year in excess of taxable capital gains realized in the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such Offered Shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where an Offered Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as the case may be.

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s taxable income.

Alternative Minimum Tax

Capital gains realized and dividends received on Offered Shares by a Resident Holder that is an individual (and including certain types of trusts) may increase the Resident Holder’s liability to pay minimum tax under the Tax Act.

Non-Resident Holders

The following section of this summary applies to Holders that for the purposes of the Tax Act and at all relevant times are neither resident nor deemed to be resident in Canada and do not use or hold, and will not be deemed to use or hold, the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere, or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own Canadian tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Offered Shares by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty or convention. For example, under the Canada-United States Tax Convention (1980) (the “Treaty”) as amended, the rate of withholding tax on a dividend paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty, fully entitled to benefits under the Treaty and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company).

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” of the Non-Resident Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NASDAQ), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently:

(i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists.

Notwithstanding the foregoing, an Offered Share may be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and that is not otherwise exempt from tax pursuant to the terms of an applicable tax treaty or convention) will generally be computed in the manner described above under the subheading “Residents of Canada – Disposition of Offered Shares” and “Residents of Canada – Capital Gains and Capital Losses”. Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN material U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of the Common Shares purchased pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. federal net investment income, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership and disposition of the Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares pursuant to the Offering. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Common Shares purchased pursuant to the Offering that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership and disposition of the Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) U.S. Holders that acquire the Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold the Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) U.S. Holders that are subject to special tax accounting rules; (i) U.S. Holders that are partnerships or other pass through entities; or (j) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Common Shares in connection with carrying on a business in Canada; (d) persons whose the Common Shares constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of the Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners or participants) of such partnership of the acquisition, ownership and disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners or participants). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners or participants). Owners or participants of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

Distributions on the Common Shares

Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below (see “Passive Foreign Investment Company Rules” below), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of the Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of the Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any capital gain or loss realized on a sale or other taxable disposition of the Common Shares will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year. Preferential tax rates apply to long- term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in the Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on its current business plans and financial expectations, and its financial performance for its current fiscal year, the Company expects that it should not be a PFIC for its current tax year (year ending September 2026) and expects that it should not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least a 25% interest by value, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to each such prior year.

If the Company were a PFIC for the taxable year in which a dividend is paid or in the preceding taxable year, the dividend would not be eligible for the preferential tax rates applicable to qualified dividends. Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Common Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold the Common Shares, regardless of whether the Company ceases to meet either the income test or asset test described above in one or more subsequent taxable years. A U.S. Holder may terminate this continued PFIC status in a year in which the Company does not meet either the income test or the asset test by making a purging election which will result in current taxation under the PFIC rules. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares.

While there are U.S. federal income tax elections that can sometimes be made to mitigate the adverse tax consequences of PFIC status (including the “QEF Election” under Section 1295 of the Code (an election to include in income on a current basis a U.S. Holder’s pro rata share of our income for the year, whether or not distributed) and the “Mark-to-Market Election” under Section 1296 of the Code (an election by a U.S. Holder to include as ordinary income each year the excess, if any, of the fair market value of its Common Shares at the end of its tax year over the adjusted basis in its Common Shares), such elections are available in limited circumstances and must be made in a timely manner.

Moreover, U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any non-U.S. subsidiary that is also classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of the Common Shares, or on the sale or other taxable disposition of the Common Shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on IRS Form 8621. Distributions on the Common Shares, and proceeds arising from the sale or other taxable disposition of the Common Shares, generally will be subject to information reporting.

In the case of any payments made by a U.S. middleman or other U.S. payor of distributions on the Common Shares or proceeds arising from the sale or other taxable disposition of the Common Shares backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP AND DISPOSITION OF SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating with respect to the offering will be passed upon on the Company’s behalf by Fasken Martineau DuMoulin LLP relating to Canadian legal matters and by Nauth LPC relating to certain United States legal matters, and on the Underwriters’ behalf by Mintz LLP relating to Canadian legal matters and by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. relating to certain United States legal matters.

INTEREST OF EXPERTS

MNP LLP, Chartered Professional Accountants, is the auditor of the Company and has confirmed that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, in accordance with PCAOB independence rules and any applicable legislation or regulations.

As at the date of this Prospectus Supplement, the partners and associates of each of Fasken Martineau DuMoulin LLP, Nauth LPC, Mintz LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beneficially own, directly and indirectly, less than one per cent (1%) of our outstanding securities or other property, or that of our affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are MNP LLP, Chartered Professional Accountants, Toronto, Ontario. MNP LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

As of the date of this Prospectus Supplement, no person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this Prospectus Supplement or as having prepared or certified a report or valuation described or included in this Prospectus Supplement holds, in the aggregate, one percent or more of the securities of the Company or of an affiliate or associate of the Company, whether or directly or indirectly, and no such person is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the OBCA. Most of the directors and officers of the Company, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company has filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus and the Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions.

The information contained herein is subject to completion and amendment. A registration statement relating to these securities will be filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Electrovaya Inc. at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627 and are also available electronically on SEDAR+ at www.sedarplus.ca and on the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	September 17, 2024

ELECTROVAYA INC.

Common Shares

Debt Securities

Subscription Receipts

Warrants

Units

USD$100,000,000

i

This short form base shelf prospectus of Electrovaya Inc. (the “Company”) relates to the issuance and offering for sale of the following securities from time to time: (i) common shares of the Company (“Common Shares”); (ii) senior or unsecured debt securities, including convertible debt securities (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”); (iv) warrants to purchase Common Shares (“Warrants”); or (v) units comprised of one or more of the other securities (“Units”) described in this short form base shelf prospectus (all of the foregoing collectively, the “Securities”) or any combination thereof during the 25-month period that this Prospectus, including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement.

The Company may sell up to USD$100,000,000 (or the equivalent thereof in other currencies) in aggregate initial offering amount of Securities or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of USD$100,000,000 (or the equivalent thereof in other currencies). The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for redemption, exchange or conversion, any sinking fund payments and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities, Warrants or Units, as the case may be, the currency in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, and any other terms specific to the Warrants being offered; and (v) in the case of Units, the designation and terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than United States dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates.

This Prospectus may qualify, from time to time, distributions in one or more transactions at non-fixed prices that are an “at-the-market” distribution as defined under NI 44-102, including sales made directly on the facilities of the Toronto Stock Exchange (“TSX”), NASDAQ Capital Market (“NASDAQ”) or other existing markets for the securities, and as set forth in a prospectus supplement for such purpose. See “Plan of Distribution”. However, there may be market-based limitations affecting how much the Company may raise under an “at-the-market” distribution based on market conditions at the time of sale and the Company’s historical trading activity. The Company has not engaged any investment dealer in respect of an “at-the-market” distribution, and the Company may not establish an ATM program at all.

Novel derivatives and asset backed securities will not be distributed under this Prospectus or any supplement thereto.

All information permitted under applicable law to be omitted from this Prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this Prospectus (except where an exemption from such delivery is available under applicable securities laws). Each prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter of an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under the relevant prospectus supplement relating to the “at-the-market” distribution, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See “Plan of Distribution”.

The outstanding Common Shares are listed on TSX and are also listed on NASDAQ, in each case under the symbol “ELVA”. Unless otherwise specified in the applicable prospectus supplement, no Securities sold pursuant to a prospectus supplement, other than Common Shares, will be listed on any securities exchange.

Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange and there is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. Prospective investors should review the risk factors in the prospectus supplement to be issued in relation to any particular offering of Debt Securities, Subscription Receipts, Warrants or Units.

To the extent required, earnings coverage ratios will be provided in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under, and governed by, the laws of Canada, that some or all of the Company’s officers and directors may be residents of a foreign country, that some of the experts, underwriters, dealers or agents named in this Prospectus or any prospectus supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

An investment in the Securities is speculative and involves a high degree of risk. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company. See “Risk Factors” in this Prospectus, in the Annual Information Form for the year ended September 30, 2023, which is incorporated by reference in this Prospectus, and in all other documents incorporated by reference in this Prospectus.

No securities regulator has approved or disapproved these Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

Investing in the Securities involves certain risks. Prospective purchasers of the Securities should carefully consider all the information in this Prospectus and in the documents incorporated by reference in this Prospectus.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in Canada and in the United States. Such consequences, including for investors who are resident in, or citizens of, the United States, may not be described fully herein or in any applicable prospectus supplement. Prospective investors should carefully read the tax discussion contained in any applicable prospectus supplement with respect to a particular offering of Securities and consult their own tax advisors regarding the application of Canadian and United States federal income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Securities.

Unless otherwise indicated, all references to dollar amounts in this Prospectus are to United States dollars.

The Company’s registered and head office is located at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8.

Messrs. Kartick Kumar and Steven Berkenfeld, directors of the Company, reside outside of Canada. Each of Mr. Kumar and Mr. Berkenfeld have appointed the Company as their agent for service of process at its head office at the address above.

An investor’s ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is governed by the Business Corporations Act Ontario (“OBCA”); (ii) the officers and all but two of the directors named in this Prospectus are not residents of the United States; and (iii) certain of the Company’s assets and all or a substantial portion of the assets of such persons are located outside of the United States. See “Enforceability of Certain Civil Liabilities and Agent for Service of Process”.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Risk Factors – Enforcement of Judgments.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain "forward-looking information" and "forward-looking statements," within the meaning of applicable securities laws (collectively, "forward-looking statements") that relate to the Company’s current expectations and beliefs with respect to future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “forecast”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements.

Forward-looking statements included herein and in the documents incorporated by reference are based on management’s reasonable beliefs, expectations and opinions as of the date of this Prospectus (or as of the date they are otherwise stated to be made). Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements, except as, and to the extent required by, applicable securities laws in Canada.

Specific forward-looking statements contained in this Prospectus and in the documents incorporated by reference, include, among others, statements with respect to management’s beliefs, expectations or intentions with respect to:

●	the deployment of the Company’s products by the Company’s customers and the timing for delivery thereof;

●	annual revenue forecasts of approximately $45 million for the year ending September 30, 2024;

●	financial projections, including projected sales, cost of sales, gross margin, working capital, cash flow, and overheads anticipated in 2024 and in the 12 months ended September 30, 2025;

●	the Company’s projection that it will be cash flow positive in the 12 months ended September 30, 2025 based on anticipated revenue of $71.2 million and associated cash burn in that period;

●	the Company’s ability to manage working capital and maintain cash management policies and cost control programs, including the ability to access uncommitted amounts under the Credit Facility (as defined herein);

●	anticipated cash needs and the Company’s requirements for additional financing;

●	changes in net working capital resulting in positive cash flows as a result of more sales orders being generated and more inventory being produced, with a corresponding decrease in accounts payable supported by sales growth;

●	the ability to negotiate better terms with suppliers with respect to pre-paid and other expenses;

●	the Company’s ability to fund ongoing operations and meet its obligations with respect to its operations;

●	improvement in gross margins from approximately 34-35% to 36-38% by September 30, 2025;

●	the performance characteristics of the Company’s lithium-ion battery technology;

●	the impact of the Company’s products on reducing its customers’ greenhouse gas emissions and on climate change generally; and

●	the Company’s ability to minimize waste, reduce energy and water use, and recycle materials in its operations, and otherwise operate in a sustainable manner.

Readers are cautioned that the foregoing list of forward-looking statements should not be construed as being exhaustive. Additional forward-looking statements are included and specifically identified in the documents incorporated by reference herein, and are qualified by reference to the text of any note regarding the identification of forward-looking statements and a description of material assumptions and risks included therein.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate. In making the forward-looking statements included in this Prospectus and in documents incorporated by reference herein, the Company has made various material assumptions, including but not limited to:

●	that the Company’s customers will deploy its products in accordance with communicated intentions;

●	that the Company’s customers will complete new distribution centres in accordance with communicated expectations, intentions and plans;

●	anticipated new orders in the 12 months ending September 30, 2025 of approximately $60 million based on customers’ historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order;

●	the Company’s current firm purchase order backlog, which as of August 12, 2024 was over $40.2 million;

●	a discount of approximately 20% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders;

●	expected decreases in input and material costs combined with stable selling prices in the 12 months ended September 30, 2025;

●	that the Company will be able to deliver ordered products on a basis consistent with past deliveries, and that the Company’s customer counterparties will meet their production and demand growth targets;

●	the Company’s ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and servicing existing customers;

●	the availability to obtain financing on reasonable commercial terms, including that the Company’s leader will continue to lend amounts to the Company based on historical lending criteria;

●	the Company’s ability to attract and retain skilled staff;

●	the products and technology offered by the Company’s competitors;

●	that the Company’s relationships with its suppliers, customers, lenders and other third parties will be maintained;

●	the Company’s ability to generate and fulfill purchase orders, including obtaining financing to be able to maintain production;

●	market growth for lithium-ion battery applications;

●	the Company’s ability to service additional market segments, including electric bus manufacturers;

●	the Company’s ability to service existing debt obligations and adhere to negotiated debt covenants;

●	the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws;

●	the Company’s future research and development levels and future production levels;

●	the Company’s operating costs;

●	future capital expenditures to be made by the Company;

●	the impact of increasing competition and new technologies on the Company;

●	the Company’s efforts to minimize waste, reduce energy and water use, and recycle materials in its operations will contribute to a positive effect on climate change;

●	that customers will replace existing lead-acid and internal combustion engines in material-handling vehicles in intensive applications with the Company’s products; and

●	that use of the Company’s products by its customers result in less greenhouse gas emissions and therefore have a positive effect on climate change.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under the heading “Risk Factors” herein and in the Annual Information Form, and in other documents incorporated by reference herein. Important factors that could cause actual results to differ materially from expectations include but are not limited to:

●	that customers do not place orders roughly in accordance with historical ordering patterns resulting in annual revenue in fiscal year 2024 in a total amount of less than revenue already received and reported plus the order backlog at August 12, 2024 of approximately $40.2 million;

●	that customers do not place orders roughly in accordance with historical ordering patterns and communicated intentions resulting in revenue in the twelve months ended September 30, 2025 in a total amount of less than $71.2 million;

●	macroeconomic effects on the Company and its business, and on the lithium battery industry generally;

●	that the Company will not be able to obtain financing on reasonable commercial terms or at all, including that the Company’s lender may not provide uncommitted amounts under the Credit Facility or that the lender will not lend in accordance with historical practices;

●	that the Company’s products will not perform as expected;

●	that the Company will not be able to generate new purchase orders or fulfill purchase orders from the Company’s existing customers;

●	supply and demand fundamentals for lithium-ion batteries;

●	the risk that raw material costs could increase and make the Company’s products uneconomical to produce or distribute;

●	the risk of interest rate increases, persistent inflation in the United States and Canada and other macroeconomic challenges;

●	the political, economic, regulatory and business stability of, or otherwise affecting, the jurisdictions in which the Company operates

●	that the Company’s efforts to minimize waste, reduce energy and water use, and recycle materials in its operations, will not be as effective as anticipated; and

●	that despite purchasing the Company’s products the Company’s customers will either maintain or expand fleets of material-handling vehicles with lead-acid and internal combustion engines, or intensify their usage, thus mitigating the impact of transitioning to lithium-ion batteries.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements otherwise prove incorrect, actual results might vary materially from those anticipated in, or implied by, those forward-looking statements. The assumptions referred to above and described in greater detail under “Risk Factors” herein and in the Annual Information Form must be carefully considered by readers.

All of the forward-looking statements contained in this Prospectus and in the documents incorporated by reference herein are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus, including the documents incorporated by reference herein, and consult their own professional advisors to assess their risk tolerance, income tax and other legal considerations, and other aspects of their investment.

AVAILABLE INFORMATION

Investors should rely only on information contained or incorporated by reference in this Prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide the investor with different information. The information included in this Prospectus and the documents incorporated by reference is accurate only as of their respective dates. The business, financial condition, results of operation and prospects of the Company may have changed since those dates.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith file reports and other information with the United States Securities and Exchange Commission (“SEC”). Under MJDS, such reports and other information may be prepared in accordance with Canadian disclosure requirements, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR, and may be accessed at www.sec.gov.

The Company is concurrently filing a registration statement on Form F-10 (the “Registration Statement”) with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. You may refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Company and the Securities. See “Documents Filed as Part of the Registration Statement”.

GENERAL MATTERS

Potential investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable prospectus supplement. References to this “Prospectus” refer to this short form base shelf prospectus, including the documents incorporated by reference herein. We have not authorized anyone to provide you with information that is different than the information contained herein. If anyone provides you with different or additional information, you should not rely on it. The information contained on our website is not a part of this Prospectus and is not incorporated by reference into this Prospectus despite any references to such information in this Prospectus or the documents incorporated by reference, and prospective investors should not rely on such information when deciding whether or not to invest in the Securities. The Company is not making an offer of these Securities where the offer is not permitted by law.

You should assume that information contained in this Prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable prospectus supplement or of any sale of the Securities. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus is part of the Registration Statement. Under the Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of USD$100,000,000. This Prospectus, which constitutes part of the Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the Registration Statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities.

A prospectus supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable prospectus supplement together with additional information described under the heading “Documents Incorporated By Reference”. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and Securities.

For additional information see “Documents Incorporated by Reference.”

FINANCIAL INFORMATION

All dollar amounts set forth in this Prospectus and in the documents incorporated by reference herein are in United States dollars unless otherwise indicated. All financial information in this Prospectus and in the documents incorporated by reference herein has, unless stated otherwise, been derived from the financial statements presented in accordance with IFRS as issued by the International Accounting Standards Board.

The Company prepares its financial statements in United States dollars. Unless otherwise indicated, all references to “USD$” in this Prospectus are to United States dollars and all references to “CDN$” are to Canadian dollars. On September 16, 2024 the daily average exchange rate for Canadian dollars in terms of United States dollars as reported by the Bank of Canada was USD$1.00 = CDN$1.3593.

The following table sets forth, for each of the periods indicated, the high, low, and average daily average rates and the spot rate at the end of the period for USD$1.00 in terms of Canadian dollars, as reported by the Bank of Canada.

	Year Ended September 30
	2023	2022	2021
Period End	1.3520	1.3707	1.2741
Average	1.3486	1.2772	1.2642
High	1.3856	1.3726	1.3349
Low	1.3128	1.2329	1.2040

NON-GAAP FINANCIAL MEASURES

In documents incorporated or deemed incorporated by reference herein, the Company may refer to certain non-IFRS performance measures such as Adjusted EBITDA and working capital. Such measures are not reported in accordance with IFRS and have limitations as analytical tools. These performance measures have no standardized meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. Adjusted EBITDA is defined as gain (loss) from operations, plus stock-based compensation costs and depreciation. We believe Adjusted EBITDA is a useful measure in providing investors with information regarding our financial performance and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations. The Company defines working capital as current assets less current liabilities. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. The data is intended to provide additional information to investors about the Company’s financial performance and should not be considered in isolation or as a substitute for measures of financial performance such as income (loss) from operations or other data reported in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through SEDAR+ at www.sedarplus.ca and from the SEC through EDGAR at www.sec.gov.

The following documents are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the financial year ended September 30, 2023 dated January 2, 2024 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company, and the notes thereto, for the years ended September 30, 2023 and September 30, 2022 (the “Annual Financial Statements”)[1];

(c)	management’s discussion and analysis of financial condition and results of operations for the years ended September 30, 2023 and September 30, 2022 (the “Annual MD&A”);

(d)	the unaudited interim consolidated financial statements of the Company, and the notes thereto, for the three and nine months ended June 30, 2024 and June 30, 2023 (the “Interim Financial Statements”);

(e)	management’s discussion and analysis of financial condition and results of operations for the three and nine months ended June 30, 2024 and June 30, 2023 (the “Interim MD&A”);

(f)	the management information circular of the Company dated February 21, 2023 distributed in connection with the Company’s annual and special meeting of shareholders held on March 24, 2023; and

(g)	the management information circular of the Company dated February 22, 2024 distributed in connection with the Company’s annual and special meeting of shareholders held on March 28, 2024.

Notes:

(1)	The Annual Financial Statements are filed on SEDAR+ in duplicate. The filing made at 3:49 (EST) on January 3, 2024 is missing a signature on Goodman & Associates LLP’s independent auditor’s report. Upon discovering the missing signature, the Company promptly refiled the Annual Financial Statements with the required signature included, which filing bears a time stamp of 23:32 (EST) on January 3, 2024. The duplicate filings are identical but for the inclusion of the signature. The Annual Financial Statements including the signature filed at 23:32 (EST) on January 3, 2024 are the Annual Financial Statements incorporated by reference herein.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (other than confidential material change reports, if any) filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all prospectus supplements, disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus. In addition, any “template version” of “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a prospectus supplement and prior to the termination of the offering of Securities to which such prospectus supplement relates, shall be deemed to be incorporated by reference into such prospectus supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and prospective purchasers of Securities should review all information contained in this Prospectus and the documents incorporated or deemed to be incorporated herein by reference.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the Exchange Act after the date of this Prospectus, such documents or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Upon a new annual information form and related annual consolidated financial statements being filed by the Company with the applicable securities regulatory authorities while this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements, and in each case the accompanying management’s discussion and analysis, any information circular (other than relating to an annual meeting of shareholders of the Company) filed prior to the commencement of the financial year of the Company in which the new annual information form is filed and material change reports filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the duration that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of shareholders of the Company being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the information circular for the previous annual meeting of shareholders of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

A prospectus supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such prospectus supplement but only for the purpose of the offering of the Securities covered by that prospectus supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission or any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

For additional information see “General Matters.”

Copies of the documents incorporated herein by reference may also be obtained on request without charge from the Secretary of the Company at 6688 Kitimat Road, Mississauga, Ontario, Canada L5N 1P8 +1 (905) 855-4627.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

(a)	the documents listed under the heading “Documents Incorporated By Reference” in this Prospectus;

(b)	the consent of Goodman & Associates LLP, the Company’s former independent auditors;

(c)	the consent of MNP LLP, the Company’s independent auditors;

(d)	powers of attorney of the Company’s directors and officers, included on the signature pages of the Registration Statement; and

(e)	a form of Debt Securities indenture.

A copy of any underwriting agreement, agency agreement, warrant indenture, subscription receipt agreement, debt securities indenture, statement of eligibility of trustee on Form T-1, or similar agreement that is required to be filed, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the OBCA. Most of the directors and officers of the Company, and the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. As a result, it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company has filed or will file with the SEC, concurrently with the Registration Statement of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus and the Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

THE COMPANY

Name and Incorporation

The Company’s full corporate name is Electrovaya Inc., which, as used herein, refers to Electrovaya Inc., its predecessor corporations and all of its subsidiaries (unless the context otherwise requires).

The Company was incorporated under the OBCA in September 1996 and the Common Shares were listed on TSX under the ticker symbol “EFL” in November 2000. On March 26, 2002, shareholders approved the change of the Company’s name to “Electrovaya Inc.” from “Electrofuel Inc.”

The Company designs, develops and manufactures lithium-ion batteries and systems for materials handling electric vehicles, primarily warehouse forklifts, as well as for other electric transportation applications and electric stationary storage and other battery markets. The Company has a team of mechanical, electrical, electrochemical, materials science, battery and system engineers able to provide clients with a “complete solution” for their energy and power requirements. The Company believes that it holds all intellectual property, material permits, business licenses and regulatory approvals necessary to operate its business and achieve its disclosed business objectives.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships between the Company and its material subsidiaries, and the percentage of votes attached to all voting securities of the material subsidiary owned, controlled, or directed, directly or indirectly, by the Company, and the subsidiary’s respective jurisdiction of formation.

Recent Developments

The Company ended its Q3 2024 fiscal quarter on June 30, 2024 with $0.5 million of cash on hand and had drawn $15.3 (CDN $21.0) million of its working capital facility with a maximum availability of $19.2 million (CDN $26 million), when including uncommitted accordions (the “Credit Facility”). The Company’s total net working capital balance as at the date of this Prospectus is $0.2 million, which net working capital balance includes a liability for the full currently outstanding Credit Facility balance of $16.2 million (CDN $22 million).

The Company revised its anticipated revenue for the fiscal year ending September 30, 2024 downward to approximately $45 million. As previously disclosed by the Company in its management’s discussion and analysis for the three and six months ended March 30, 2024, delays in the completion of certain customers’ newly constructed distribution sites and a resultant lag in orders could negatively affect the timing of recognizing approximately $20 million of anticipated revenue for the fiscal year ending September 30, 2024 with the result that such revenue is now expected to be recognized in the subsequent fiscal year. These delays were manifested with large customers in Q3 and the Company expects the orders will be made in fiscal year 2025. While the Company cannot determine with certainty the reasons any customer may delay orders, the Company believes the timing of these orders also may have been impacted by overall economic conditions, including higher interest rates.

Credit Facility

The Credit Facility is in place to support the Company’s working capital needs in connection with its continued sales and production growth and matures in accordance with its terms on July 29, 2025.

The Company has CDN $4 million of undrawn availability on the Credit Facility in uncommitted accordions as at the date of this Prospectus, the proceeds of which may be used for fulfilment of purchase orders and working capital, in each case subject to the prior approval of the lender. The accordion increases are uncommitted because the lender is not required to increase the Credit Facility limit or approve any request for an accordion increase unless the agent and the lenders under the Credit Facility expressly agree to do so, in writing, in their sole discretion. Access to the undrawn Credit Facility availability is generally expected to be determined by the Company’s borrowing capability as calculated by its accounts receivable, inventory and purchase order levels, therefore the Company expects the accordion increase will be granted as long as it can satisfy the increase from a borrowing base perspective.

Any drawdowns under the Credit Facility are also subject to customary terms and conditions for a facility in the nature of the Credit Facility, which primarily consist of providing advance notice of borrowing to the lenders and agent thereunder and certification of continuing satisfaction of and compliance with the terms and conditions in the Credit Facility agreement. The certifications include that the representations and warranties of the Company and the other obligors in the Credit Facility documentation remain true and correct in all material respects as at the date of the certification, and that no Default or Event of Default (as those terms are defined in the Credit Facility agreements) has occurred. The Company also has certain customary financial reporting obligations to the lenders and agent that must be current and certain details of which must be reported at the time of borrowing in a compliance certificate in a prescribed form. The lender is required to approve drawdowns under the Credit Facility if the customary terms and conditions are complied with. The Company has remained in compliance with terms of the Credit Facility since its original inception in 2019 and expects to continue to be able to comply with such terms and conditions for drawdowns for at least the twelve months following the date of this Prospectus.

Jamestown Facility

The Company has disclosed that during 2024, it anticipates it will begin limited operations at its 137,000 square foot facility in Jamestown, New York. Such limited operations may include activities such as warehousing operations, final assembly and testing, which the Company expects it can achieve without any material capital expenditures. No capital expenditures on the Jamestown facility have been incurred to date and the Issuer has not committed to any such expenditures. Capital expenditures on Jamestown are only expected to proceed in the event that the Company obtains a government backed debt facility that includes advantageous terms with minimal impacts to operating cash flow and equity dilution to support such expenditures.

Restated Financial Information

The Company restated certain historical financial information in the Annual Financial Statements (the “Restatements”). The Company determined that none of the Restatements were individually, or in the aggregate, material given that, at the time of the determination (i) the Restatements affected a period in time over a year in the past, and given significant changes in the Company’s financial and operational circumstances in the intervening period, the Restatements would therefore be of limited benefit to a current investment decision; and (ii) the Restatements are effectively revenue neutral, affecting periods in which revenue was recognized, but not overall revenue.

The restatements related to December 31, 2023 are encompassed in the Annual Financial Statements, the restatements related to March 31, 2023 are encompassed in the interim consolidated financial statements for the period ended March 31, 2024 and March 31, 2023, and the restatements related to June 30, 2023 are encompassed in the Interim Financial Statements. The financial information for the full 2023 fiscal year is correct, however, the revenue and cost allocation between quarters was affected as a result of the Restatements. This had not been disclosed prior to the filing of the Interim Financial Statements as, for the reasons discussed above, the Company determined that such information is not material within the meaning of that term under applicable Canadian and United States securities laws.

Additional explanatory information with respect to the Restatements is included in Note 20 to the Interim Financial Statements incorporated by reference herein.

For additional information with respect to the Company’s business, operations and financial condition, refer to the Annual Information Form, Annual MD&A and Interim MD&A, each available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and which are incorporated herein by reference.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Interim Financial Statements which have not been disclosed in this Prospectus or the documents incorporated by reference.

The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement, and will also describe previous issuances of Common Shares and securities convertible into Common Shares for the twelve months prior to the applicable prospectus supplement.

USE OF PROCEEDS

The Securities offered by this Prospectus may be offered from time to time at the discretion of the Company in one or more series or issuances with an aggregate offering amount not to exceed USD$100,000,000. The net proceeds derived from the issue of the Securities, or any one of them, under any prospectus supplement will be the aggregate offering amount thereof less any commission and other issuance costs paid in connection therewith. The net proceeds cannot be estimated as the amount thereof will depend on the number and price of the Securities issued under any prospectus supplement. The use of the net proceeds from the sale of Securities will be described in a prospectus supplement relating to a specific offering of such Securities.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of Securities by the Company for cash will be used for general corporate purposes, including funding ongoing operation and/or capital requirements, reducing the level of indebtedness outstanding from time to time, capital investments in its Jamestown and Kitimat facilities, discretionary capital programs and potential future acquisitions. Each prospectus supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s funds, unless otherwise stated in the applicable prospectus supplement.

12 Month Forecast Source and Use of Proceeds

The Company currently believes it has available liquidity and capital resources and expects cash from operations in amounts that will allow it to sustain planned operations for the next twelve months and beyond using only such resources and without drawing on proceeds of sales of Securities under this Prospectus.

As of August 31, 2024, the Company had consolidated cash of approximately $1 million and working capital of approximately $1.2 million with no material changes to such amounts as at September 10, 2024. In addition, the Company has access to an additional $2.9 million in accordions under the Credit Facility, which facility matures on July 29, 2025. Access to the undrawn accordions under the Credit Facility is subject to the lender’s consent, however the Company believes that it will be able to access this if required given the relationship between the Company and the lender and the context of the negotiation of the accordions. The Company also expects that it will be able to refinance the Credit Facility and reduce the cash interest expenses before September 30, 2024, however such draws and such refinancing are not required in order for the Company to continue planned operations for the next 12 months following the date of this Prospectus at projected cash flow levels without sales of Securities hereunder.

The Company’s expectation regarding its adequate resources for the 12-month period is based on its reasonable best estimates of the following factors and assumptions: (i) discussions with the leadership teams of the Company’s various business channels and their revenue and expense estimates for the upcoming period; (ii) financial models prepared based on historical results, backlog, market growth and sentiment within the industry; (iii) the Company’s pipeline, including current and upcoming requests for proposals, existing engineering projects and contracts, and expected pipeline conversion; (iv) no material variations in the business and economic conditions affecting the Company; (v) continuing organic growth across various business segments; (vi) collection levels consistent with the Company’s historical levels; (vii) no acquisitions or financings (other than an expected refinancing of the Credit Facility); and (viii) increased expenses associated with the Company’s increased activity over the period. Based on these assumptions, the Company’s expected cash burn over the next 12-months is expected to be between $50 and $60 million.

Management has developed a rolling 12-month cash flow forecast based on these and other assumptions with respect to the realization of revenue and the cost of those revenues, recurring operating costs, and anticipated movements in net working capital, and manages cash and working capital closely. A twelve-month summary of the cash flow forecast beginning in October 2024 is provided in the table below.

	(in 1,000’s)
			Notes
Cash received from sales	$71,271	(1)	1, 7
Cost of sales	$(45,387	)(2)	2, 7
Overheads	$(11,835	)(3)	3, 5, 7
Cash flow from operations	$14,049		1,7
Interest and loan payments	$2,696		4
	11,353
Opening cash balance	$1,393		6,7
Closing cash balance	$12,746		7

Notes:

(1)	Cash received from sales represents payments from customers for purchase orders. Assumes timing of receipt consistent with historical precedent.

(2)	Anticipated cost of sales is based on projected revenue and operating expenses to be realized and settled in cash during the twelve-month period represented in the table. Assumes payment timing consistent with historical precedent.

(3)	Overheads include research and development expenses, sales and marketing expenses, general and administrative expenses, and salaries. Assumes research and development, sales and marketing, and general and administrative expenses will increase in the period consistent with projected growth levels.

(4)	Includes interest expense on the Credit Facility and loan principal payments relating to a vendor take-back mortgage on the Company’s Jamestown facility that is expected to be paid in full by October 2024.

(5)	Assumes no material capital expenditures.

(6)	Unaudited and based on management’s best estimate as at the date of the Prospectus taking into account cash on hand and projected uses to September 30, 2025.

(7)	The Company’s estimates of its sources and uses of funds over the twelve-month period following the date of this Prospectus constitute forward-looking information related to possible events, conditions or financial performance based on future economic conditions and courses of action. These statements involve known and unknown risks, assumptions, uncertainties and other factors that may cause actual results or events to differ materially. Readers should not place undue reliance on forward looking information. The Company believes that there is a reasonable basis for the expectations reflected in the forward-looking statements in this Prospectus. However, these expectations may not prove to be correct.

The Company has had positive cash flow from operations, before adjusting for changes in net working capital, for the nine months ended June 30, 2024. The Company believes it is important to distinguish this as it demonstrates that the Company is generating positive cash flow from operations, which the Company believes is a significant hurdle for manufacturing operations and a significant improvement from historical financial results of operations. The Company believes differentiating its cash flow from operations before adjusting for working capital for the nine months ended June 30, 2024 provides readers and potential investors a better understanding of its ability to generate positive cash flow from operations in the future. The Company expects this trend to continue for the next 12 months, and, based forecasted growth projections in that period, expects to show overall positive cash flow from operations including positive movements in net working capital during this period due to more cash being used for servicing sales orders resulting in higher accounts receivable and inventory, and more available revenue to satisfy payables. The Company also aims to continually negotiate better terms with its suppliers, which may also lead to a reduction in pre-paid expenses.

However, the Company has reported negative cash flow from operating activities for the fiscal year ended September 30, 2023. The Company has also historically reported negative cash flow from operating activities for prior fiscal years. To the extent that the Company has negative cash flow from operating activities in future periods, the Company may need to use a portion of the net proceeds from any offering to fund such negative cash flow. The extent to which it will do so will depend on a number of factors, including the Company’s financial requirements at the time, the availability of other funds (including the availability of amounts under its credit facility ) and the timing and size of any offering of securities.

Electrovaya has experienced order growth and corresponding revenue growth over the last five years and reasonably expects this trend to continue in the fiscal years ending September 30, 2025 and 2026. While revenue from the fiscal years ending September 30, 2023 and September 30, 2024 demonstrated modest growth, there has been significant improvement to the overall financial results demonstrated with five consecutive quarters of positive Adjusted EBIDTA, along with improving margins. The Company expects these growth trends to continue. The Company also expects that its gross margins will continue to improve from current levels of 34-35% to 36-38% by the end of the fiscal year ending September 30, 2025, due to input and material costs decreasing, combined with stable selling prices. These factors have been used to prepare the Company’s 12 month cash flow forecast above. The Company believes that even if it generated less than the expected revenues in the period, the Company would continue to demonstrate overall positive cash flow for the period due to expected improved margins. In the event both revenue and margins stay approximately flat (approximately $45 million in revenue) for the twelve months ended September 30, 2025, the Company still reasonably believes it will nonetheless be able to generate net positive cash flows from operations and can continue planned operations for the period.

EXEMPTIONS

Pursuant to a decision of the Autorité des Marchés Financiers dated February 29, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any prospectus supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any prospectus supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

PLAN OF DISTRIBUTION

The Company may sell the Securities, separately or together, to or through underwriters or dealers purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on TSX, NASDAQ, or other existing trading markets for the Common Shares, and as set forth in the prospectus supplement for such purpose.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. Sales of Common Shares under any “at-the-market” program will be made in transactions that are “at-the-market distributions” as defined in NI 44-102. The volume and timing of any “at-the- market distributions” will be determined at the Company’s sole discretion.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution”.

Unless stated to the contrary in any prospectus supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered within the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, except in certain transactions that are exempt from the registration requirements of the U.S. Securities Act. In addition, until 40 days after the commencement of an offering of Securities, an offer or sale of the Securities within the United States or to U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable prospectus supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to dividends as and when declared by the board of directors of the Company, to one vote per share at meetings of shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of Common Shares after payment of the Company’s creditors. All Common Shares outstanding on completion of the offering of Securities hereunder will be fully paid and non-assessable. There are no pre-emptive rights or conversion rights attached to the Common Shares. There are also no redemption, retraction or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to the modification, amendment or variation of any such rights or provisions attached to the Common Shares.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s bylaws and the OBCA. Generally speaking, substantive changes to the authorized share structure require the approval of the Company’s shareholders by special resolution (at least two-thirds of the votes cast).

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the Debt Securities offered pursuant to any accompanying prospectus supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such prospectus supplement.

The Debt Securities will be issued under one or more indentures, in each case between the Company and a trustee determined by the Company in accordance with applicable laws. A copy of any such trust indenture will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Debt Securities will be direct obligations of the Company and may be guaranteed by one or more subsidiaries of the Company. The Debt Securities may be senior or subordinated indebtedness of the Company and may be secured or unsecured, all as will be described in the relevant prospectus supplement.

The prospectus supplement relating to any Debt Securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

(a)	the designation of the Debt Securities;

(b)	any limit upon the aggregate principal amount of the Debt Securities;

(c)	the date or dates on which the principal and any premium of the series of the Debt Securities is payable;

(d)	the rate or rates at which the series of the Debt Securities shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)	the authorized denominations of the Debt Securities;

(f)	the right, if any, of the Company to redeem the series of the Debt Securities, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, the series of the Debt Securities may be so redeemed, pursuant to any sinking fund or otherwise;

(g)	the obligation, if any, of the Company to redeem, purchase or repay the series of the Debt Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, the series of the Debt Securities shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	whether and under what circumstances the series of the Debt Securities will be convertible into or exchangeable for securities of the Company;

(i)	any terms for subordination of the Debt Securities;

(j)	whether the Debt Securities will be secured by any assets or guaranteed by any subsidiaries of the Company;

(k)	any events of default or covenants with respect to the Debt Securities;

(l)	the currency or currencies in which the series of the Debt Securities are issuable;

(m)	any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agent with respect to the series of the Debt Securities; and

(n)	any other material terms and conditions of the series of the Debt Securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The prospectus supplement relating to any Subscription Receipts offered will include specific terms and provisions of the Subscription Receipts being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Subscription Receipts will be exchangeable, for no additional consideration, into Common Shares, Debt Securities, Warrants or Units upon the satisfaction of certain conditions. The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities, Warrants or Units.

The particular terms and provisions of Subscription Receipts offered by this Prospectus will be described in the prospectus supplement filed in respect of such Subscription Receipts. This description will include some or all of the following:

(a)	the aggregate number of Subscription Receipts offered;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

(d)	the dates or periods during which the Subscription Receipts are convertible into other Securities;

(e)	the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

(f)	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(g)	whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(h)	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

(i)	certain material Canadian tax consequences of owning the Subscription Receipts; and

(j)	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The prospectus supplement relating to any Warrants offered will include specific terms and provisions of the Warrants being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

Each series of Warrants may be issued under a separate warrant indenture to be entered into between the Company and one or more trust companies acting as Warrant agent or may be issued as stand-alone certificates. The applicable prospectus supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any such warrant indenture will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Warrants may be offered separately or together with Common Shares, Debt Securities, Subscription Receipts or Units.

The particular terms and provisions of Warrants offered by this Prospectus will be described in the prospectus supplement filed in respect of such Warrants. This description will include some or all of the following:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;

(f)	the designation, number and terms of any Securities with which the Warrants are issued; if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(g)	whether such Warrants are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(h)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(i)	whether such Warrants will be listed on any securities exchange;

(j)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(k)	certain material Canadian tax consequences of owning the Warrants; and

(l)	any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The prospectus supplement relating to any Units offered will include specific terms and provisions of the Units being offered thereby, and the extent to which the general terms and provisions described below may apply to them.

The particular terms and provisions of Units offered by this Prospectus will be described in the prospectus supplement filed in respect of such Units. This description will include some or all of the following:

(a)	the aggregate number of Units offered;

(b)	the price at which the Units will be offered;

(c)	the designation, number and terms of the Securities comprising the Units;

(d)	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

(e)	terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

(f)	the date on and after which the Securities comprising the Units will be separately transferable;

(g)	whether the Securities comprising the Units will be listed on any securities exchange;

(h)	whether such Units or the Securities comprising the Units are to be issued in registered form, “book- entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(i)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

(j)	certain material Canadian tax consequences of owning the Units; and

(k)	any other material terms and conditions of the Units.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on TSX and in the United States on NASDAQ under the symbol “ELVA”. Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in any prospectus supplement with respect to an offering of Securities.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a prospectus supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such prospectus supplement.

RISK FACTORS

An investment in the securities of the Company is speculative and subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the business, prospects, financial position, financial condition or operating results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations.

Prospective investors should carefully consider all information contained in this Prospectus, including all documents incorporated by reference, and in particular should give special consideration to the risk factors under the section titled “Risk Factors” in the Annual Information Form, which is incorporated by reference in this Prospectus and which may be accessed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov, and the information contained in the section entitled “Cautionary Note Regarding Forward-Looking Information”. Purchasers should also consider the risk factors set forth below and the risk factors set forth in any prospectus supplement.

The risks and uncertainties described or incorporated by reference in this Prospectus are not the only ones the Company may face. If any such risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, with the result that the trading price of the Common Shares could decline and investors could lose all or part of their investment.

Risk Factors

Risks Related to the Securities

The Company may require additional financing in the future. Sales of Securities may dilute existing securityholders’ interests and have an effect on the market price of the Common Shares.

Future sales or issuances of debt or equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce our earnings per share and make future sales of our equity securities more difficult.

The Company may sell or issue additional debt or equity securities in offerings to finance its operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by our shareholders might also make it more difficult for the Company to sell equity securities at a time and price that we deem appropriate.

If the Company raises funds by issuing debt securities, those debt securities could have rights, preferences and privileges senior to those of holders of Common Shares. The terms of debt securities issued or borrowings pursuant to credit agreements could impose significant restrictions on the Company’s ability to operate its business.

Market price of Common Shares.

The market price of the Common Shares could fluctuate significantly. The market price of the Common Shares may fluctuate based on a number of factors, including:

●	the Company’s operating performance and the performance of competitors and other similar companies;

●	the market’s reaction to the issuance of securities or to other financing;

●	changes in general economic conditions;

●	the number of Common Shares outstanding;

●	the arrival or departure of key personnel; and

●	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company’s success and not within the Company’s control, including developments that affect the industry as a whole, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. As a result of these and other factors, the Company’s share price may be volatile in the future.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by shareholders of the Company could decrease the value of the Common Shares. The Company cannot predict the size of future sales by shareholders of the Company, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

The Company has never paid a dividend and may not pay any cash dividends in the foreseeable future.

The Company has not paid any dividends historically and there is no certainty that any dividend may be declared in the future.

Management will have discretion in the use of proceeds from any sale of Securities.

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable prospectus supplement, the Company will have broad discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in such prospectus supplement if it believes it would be in its best interests to do so as circumstances change. You may not agree with how the Company allocates or spends the proceeds from any such offering. The failure by the Company to apply such funds effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

There is no assurance of a sufficient liquid trading market for the Common Shares in the future.

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or achieve listing on any other public listing exchange.

There is currently no market through which the Securities, other than Common Shares, may be sold.

There is currently no market through which the Securities, other than Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, the Debt Securities, Warrants, Subscription Receipts, or Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell such Debt Securities, Warrants, Subscription Receipts, or Units purchased under this Prospectus. This may affect the pricing of the Securities, other than Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than Common Shares, will develop or, if developed, that any such market, including for Common Shares, will be sustained.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Additional Risks Related to the Business

The Company May Be Impacted by Inflationary Pressures

General inflationary pressures in the macroeconomic environment may affect labor and other costs, which could have a material adverse effect on the Company’s financial condition, results of operations and the capital expenditures required to advance the Company’s business plans. There can be no assurance that any governmental action taken to control inflationary or deflationary cycles will be effective or whether any governmental action may contribute to economic uncertainty.

Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on the Company’s business, results of operations, cash flow, financial condition and the price of the Company’s securities.

It may be difficult to enforce judgment against directors not resident in Canada.

Much of the Company’s business is conducted outside of Canada. Accordingly, it may be difficult for investors to enforce within Canada any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable Canadian securities laws. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian securities laws or otherwise.

Two of the Company’s directors reside outside of Canada and substantially all of these directors’ assets are outside of Canada. It may not be possible for shareholders to effect service of process against the Company’s directors and officers who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of our directors or officers for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law claims or otherwise in original actions instituted in the United States. Courts in this jurisdiction may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are MNP LLP, Chartered Professional Accountants, Toronto, Ontario. MNP LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario. The transfer agent and registrar for the Common Shares and Warrants is TSX Trust Company at its principal offices in Toronto, Ontario.

COMMON SHARES

ELECTROVAYA INC.

 PROSPECTUS SUPPLEMENT

Sole Book-Running Manager

Oppenheimer & Co.

Lead Manager

Raymond James Ltd.

Co-Managers

H.C. Wainwright & Co.       Roth Capital Partners

The date of this prospectus supplement is November 5, 2025.